Exhibit 21.1

Subsidiaries of Dril-Quip Inc.

Name of Entity	Jurisdiction of Organization
DQ Holdings Pty. Ltd.	Australia
Dril -Quip do Brasil LTDA	Brazil
Dril -Quip Oilfield Services (Tianjin) Co. Ltd.	China
Dril -Quip Egypt for Petroleum Services S.A.E.	Egypt
Dril -Quip (Ghana) Ltd.	Ghana
PT DQ Oilfield Services Indonesia	Indonesia
Dril -Quip de México, S. de RL. de C.V.	Mexico
Servicios Dril -Quip de México, S. de R.L. de C.V	Mexico
Dril -Quip (Nigeria) Ltd.	Nigeria
Dril -Quip (Europe) Limited	Scotland
Dril -Quip Asia Pacific PTE Ltd	Singapore
Dril -Quip Qatar LLC	Qatar
Dril -Quip Holdings LLC	Delaware